From the Desk of

Larry Pino, Esquire

August 30,2021

Via Edgar and E-mail

Mr. James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Re:	Tuscan Gardens Senior Living Communities, Inc.

Post Qualification Amendment on Form 1-A

Response dated August 10, 2021

File No. 024-10945

Dear Mr. Lopez,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”) as an amended response to the letter comments dated July 20, 2021 (the “Commission’s Comments”) and recent conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the Company’s publicly filed Post Qualification Offering Circular Amendment No. 4 dated April 21, 2021 (the “Offering Circular Amendment No. 4”) and Corresondence to the Commission dated May 11, 2021, June 24, 2021, and August 10, 2021 (the “Prior Correspondence”).

References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Company responses and proposed modification to the Offering Circular based on the Commission’s Comments and discussions with the Staff

The following responses are provided for the purpose of addressing the Commission’s Comments and referencing the Company’s proposed revisisions to certain information based on the Commission’s Comments:

General

1.	We have reviewed your response to our comment. In your response, you state that Tuscan Gardens Management Corporation has the power to direct the activities of the Holdcos, and that Tuscan Gardens Capital Partners, LLC (TGCP), has the obligation to absorb a majority of expected losses of the Holdcos and/or a right to receive the majority of the Holdcos' expected residual returns. In addition you name TGCP as the primary beneficiary of the Holdcos in your response. Please reconcile the above statements with your conclusion that Tuscan Gardens Senior Living Communities Inc is the primary beneficiary of the Holdcos. In your analysis, please provide specific references to the literature relied upon.

Upon further extensive review and discussion with our Independent Accountants, Grennan Fender Hess & Poparad LLP (the “Company Auditor”) we have concluded that, as previously disclosed, TGCP is the primary beneficiary of both i) the Issuer (as its sole Common Shareholder), and ii) the Holdcos (as their sole Common Member and participating Preferred Member).

However, as a result of this further review, the Issuer and the Company Auditor have concluded that:

1)	the relationship between the Holdcos and the Issuer is one of commonly-owned related parties by virtue of TGCP as the sole common shareholder/member,

2)	the relationship between the Holdcos and the Issuer is one of commonly-controlled related parties by virtue of TGMC as the common controlling entity, and

3)	therefore, related party disclosure, rather than VIE consolidation of Holdcos into the Issuer’s financial statements should apply.

Accordingly, the Issuer and Company Auditor have concluded that a more appropriate treatment would provide potential investors with additional related-party rather than consolidated Holdco financial disclosure.

The Issuer and Company Auditor believe that in so doing, potential investors should be provided with full disclosure of Holdco financial performance in accordance with Generally Accepted Accounting Principals (“GAAP”) and proposes to include unaudited interim Holdco financial statements and audited annual Holdco financial statements in the Offering, as well as any Issuer unaudited 1-SA and audited 1-K filings, respectively.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC